Value Buddy, Inc. (the "Company") a Delaware corporation

Financial Statements

For the years ended December 31st, 2023 and 2024.

Profit and Loss by Month
Value Buddy, Inc.
January 1, 2023 - December 31, 2024

	January 2024	February 2024	March 2024	April 2024	May 2024	June 2024	July 2024	August 2024	September 2024	October 2024	November 2024	December 2024	Total
Income													
Business Valuation Revenue			$3,600.00	$9,000.00	$10,800.00	$3,600.00	$8,400.00	$13,800.00	$6,600.00	$13,800.00	$13,800.00	$18,000.00	$101,400.00
Refunds Given													
Total for Income	$0.00	$0.00	$3,600.00	$9,000.00	$10,800.00	$3,600.00	$8,400.00	$13,800.00	$6,600.00	$13,800.00	$13,800.00	$18,000.00	$101,400.00
Cost of Goods Sold													
Gross Profit	$0.00	$0.00	$3,600.00	$9,000.00	$10,800.00	$3,600.00	$8,400.00	$13,800.00	$6,600.00	$13,800.00	$13,800.00	$18,000.00	$101,400.00
Expenses													
Adobe - Office/General Administrative Expenses	$21.19	$21.19	$21.19	$21.19	$21.19	$21.19	$21.19	$21.19	$26.49	$21.19	$21.19	$21.19	$259.58
Total Advertising	$0.00	$0.00	$0.00	$0.00	$0.00	$850.00	$1,795.00	$18.00	$18.00	$563.00	$0.00	$375.28	
Technology Subscriptions - Chat GPT Subscription	$241.15	$191.96	$492.21	$329.90	$304.36	$716.03	$298.23	$318.82	$376.85	$453.04	$448.45	$378.16	$4,549.16
Payroll	$7,488.00	$5,744.00	$7,946.92	$5,291.54	$6,211.70	$6,584.00	$13,820.50	$11,582.16	$11,450.00	$13,024.00	$28,734.66	$31,118.66	
Tech Development	$922.00	$0.00	$0.00	$0.00	$0.00	$29.38	$0.00	$13.55	$0.00	$0.00	$167.75	$0.00	
Insurance	$0.00	$38.82	$38.83	$38.83	$38.83	$38.83	$38.83	$38.83	$64.25	$64.25	$64.21	$66.24	
Legal & Professional Fees	$2,230.00	$302.50	$1,070.00	$0.00	$0.00	$0.00	$0.00	$0.00	$3,349.00	$132.08	$240.96	$1,104.00	
Meals & Entertainment					$1,625.94		$63.90			$195.40			$1,885.24
Office Expense Including Rent	$166.05	$176.26	$1,918.20	$2,659.31	$2,045.57	$2,189.78	$2,284.18	$1,512.36	$114.27	$294.15	$1,743.13	$1,455.32	
Travel	$0.00	$0.00	$163.00	$4,166.82	$2,241.82	$0.00	$509.84	$494.15	$2,353.06	$448.46	$2,678.19	$240.00	
Total for Expenses	$11,068.39	$6,474.73	$11,650.35	$12,507.59	$12,489.41	$10,429.21	$18,831.67	$13,999.06	$17,751.92	$15,195.57	$34,098.54	$34,758.85	$199,255.29
Net Operating Income	-$11,068.39	-$6,474.73	-$8,050.35	-$3,507.59	-$1,689.41	-$6,829.21	-$10,431.67	-$199.06	-$11,151.92	-$1,395.57	-$20,298.54	-$16,758.85	-$97,855.29
Other Income													
Other Expenses													
Other Miscellaneous Expense - Techstars Relocation			$574.59	$554.83	$416.16	$558.99	$183.26	$41.63					$2,329.46
Total for Other Expenses	$0.00	$0.00	$574.59	$554.83	$416.16	$558.99	$183.26	$41.63	$0.00	$0.00	$0.00	$0.00	$2,329.46
Net Other Income	$0.00	$0.00	-$574.59	-$554.83	-$416.16	-$558.99	-$183.26	-$41.63	$0.00	$0.00	$0.00	$0.00	-$2,329.46
Net Income	-$11,068.39	-$6,474.73	-$8,624.94	-$4,062.42	-$2,105.57	-$7,388.20	-$10,614.93	-$240.69	-$11,151.92	-$1,395.57	-$20,298.54	-$16,758.85	-$100,184.75

Accrual Basis

Value Buddy, Inc. Balance Sheet
As of December 31, 2024

Assets

Current Assets

Cash	$929,163.17
Account Receivables	$18,000.00
Total Current Assets	$947,163.17
Total Assets	**$947,163.17**

Liabilities and Shareholders Equity

Current Liabiliites

Total Current Liabilities	$0.00
Total Liabiliities	**$0.00**

Shareholders Equity

Common Stock	$80.00
SAFE Notes Outsanding (cap table as of 12-31-24)	$1,044,999.56
Retained Earnings	-$97,916.39
Total Shareholders Equity	**$947,163.17**
Total Liabiliites and Total Shareholders Equity	**$947,163.17**

Value Buddy, Inc. Statement of Cash Flows
As of December 31, 2024

Cash Flows from Operating Activities

Net Operating Loss   -$100,184.75

Net Cash Used in Operating Activities $ (13,800.40)   **-$100,184.75**

Cash Flows from Investing Activities

(None) $0.00

Net Cash Used in Investing Activities $ -   **$0.00**

Cash Flows from Financing Activities   **$0.00**

Issuance of Common Stock $80.00
Cash Received from SAFE Notes $1,044,999.56

Net Cash Provided by Financing Activities $100,080.00   **$1,045,079.56**

Net Increase (Decrease) in Cash   **$944,894.81**

Cash at Beginning of Year   **$86,279.60**

Cash at End of Year   **$929,163.17**

Balance Sheet

As of December 31, 2023

Assets

Current Assets

Cash	$	86,279.60
Total Current Assets	$	86,279.60
Total Assets	**$**	**86,279.60**

Liabilities and Shareholders' Equity

Current Liabilities

Total Current Liabilities	$	-
Total Liabilities	**$**	**-**

Shareholders' Equity

Common Stock	$	80.00
SAFE Notes Outstanding	$	100,000.00
Retained Earnings	$	(13,800.40)
Total Shareholders' Equity	**$**	**86,279.60**
Total Liabilities and Total Shareholders' Equity	**$**	**86,279.60**

See independent accountant's review report and accompanying notes to financial statements.

Statement of Income
September 27, 2023 through December 31, 2023

Revenues	$	-
Cost of Goods Sold	$	-
Gross Profit	$	-
Operating Expenses		
Advertising	$	5,204.50
Dues & Subscriptions	$	451.90
Legal & Professional Fees	$	8,144.00
Total Operating Expenses	$	**13,800.40**
Net Operating Loss	$	**(13,800.40)**

Value Buddy, Inc.

Statement of Changes in Members' (Stockholders') Equity
For the Year Ended December 31, 2024

Description	Members' (Stockholders') Capital ($)	Drawings ($)	Retained Earnings (Deficit) ($)	Total Members' (Stockholders') Equity ($)
Opening Balance (Sept 2023)	$80.00	—	—	$80.00
Net loss for the year	-	—	-$13,800.40	-$13,800.40
Balance at December 31, 2023	**$80.00**	**—**	**-$13,800.40**	**-$13,720.40**
Balance at January 1, 2024	$80.00	—	-$13,800.40	-$13,720.40
Net loss for the year	-	—	-$100,184.75	-$100,184.75
Balance at December 31, 2024	**$80.00**	**—**	**-$113,985.15**	**-$113,905.15**

Notes to Financial Statement

1 – SAFE Financings

As of December 31 2024 the Company had received total SAFE funding of $1,074,999, consisting of $100,000 raised in 2023 (at a $2,000,000 valuation cap) and $974,999 raised in 2024 (at an $8,000,000 post-money valuation cap). All SAFEs remain unconverted and are classified as liabilities until conversion in a future equity financing event. Accordingly, the proceeds are not included in stockholders' equity.

2 – Retained Earnings (Deficit)

The Company incurred a net loss of $100,184 for the year ended December 31 2024, reflected as a retained-earnings deficit at year-end.

Statement of Cash Flows
As of December 31, 2023

Cash Flows from Operating Activities

Net Operating Loss	$ (13,800.40)
Net Cash Used in Operating Activities	**$ (13,800.40)**

Cash Flows from Investing Activities

(None)	$ -
Net Cash Used in Investing Activities	**$ -**

Cash Flows from Financing Activities

Issuance of Common Stock	$ 80.00
Cash Received from SAFE Notes	$100,000.00
Net Cash Provided by Financing Activities	**$100,080.00**
Net Increase (Decrease) in Cash	**$ 86,279.60**
Cash at Beginning of Year	$ -
Cash at End of Year	**$ 86,279.60**

See independent accountant's review report and accompanying notes to financial statements.

Value Buddy, Inc.

Notes to the Financial Statements

For the years ended December 31st, 2023 and 2024.
$USD

1. ORGANIZATION AND PURPOSE

Value Buddy, Inc. (the "Company") was incorporated September 7th, 2023 under the laws of Delawarer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.